Edward A. King	Goodwin Procter LLP
617.570.1346	Counsellors at Law
eking@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231

October 31, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Michele M. Anderson

Re:	iRobot Corporation Registration Statement on Form S-1 File No. 333-126907
Ladies and Gentlemen:
This letter is being furnished on behalf of iRobot Corporation (the “Company”) in response to comments contained in the letter dated October 27, 2005 (the “Letter”) from Michele M. Anderson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Colin M. Angle, Chief Executive Officer of the Company, with respect to Amendments No. 3 and No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-126907) (as amended, the “Registration Statement”).
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments contained in the Letter were organized and all page references in the Company’s response are to Amendment No. 4 to the Registration Statement. A copy of this letter is being sent via facsimile to Ted Yu of the Commission.
1.	We note that broker-dealers registered with the NASD will be allowed to participate in iRobot’s directed share program. In your response letter, please provide us with your analysis as to how their participation in the program complies with NASD Rule 2790, which imposes certain restrictions on NASD members’ purchases in an initial public offering of equity securities. Tell us whether the company received any form of approval or consent from NASD regarding compliance with that rule.
RESPONSE: As described in the Company’s letter to the Commission dated September 12, 2005 (in response to Comment 65 of the Commission’s initial comment letter), the Company will choose the potential participants of the directed shares from its directors, officers, employees, business associates and other related persons. All potential participants who wish to express an indication of interest in the directed shares will be required to complete an “IPO Certification” that includes a certification that the potential participant is not a restricted person within the meaning of Rule 2790 (a “Restricted Person”) of the National Association of Securities Dealers, Inc. (the “NASD”). The certification provides detailed information regarding the definition of a Restricted Person and explicitly states that Restricted Persons include broker dealers registered with the NASD. Morgan Stanley will use the information contained in the IPO Certification as its basis for evaluating the application of NASD Rule 2790, and with respect to any potential participant that is a Restricted Person (including any broker-dealer registered with the NASD), will exclude such Restricted Person from participating in the directed share program unless an exemption applicable to such Restricted Person is available pursuant to NASD Rule 2790.
In particular, as disclosed in the Company’s letter to the Commission dated October 14, 2005, certain of the Company’s directors and employees may be deemed to be affiliates of the NASD and as a result Restricted Persons. These directors and employees are eligible to participate in the directed share program in accordance with the exemption set forth NASD Rule 2790(d)(1), which provides that the prohibitions on the purchases and sale of new issues shall not apply to securities that are specifically directed by an issuer to a Restricted Persons if such Restricted Person, or a member of his or her immediate family, is an employee or director of the issuer.
Please be advised that the NASD issued a no objections letter with respect to the offering contemplated by the Registration Statement on October 21, 2005.
Management Discussion and Analysis, page 30
Comparison of Nine Months Ended October 1, 2005 to Nine Months Ended September 30, 2004, page 38.
2.	Refer to pages 39 and 44. Please disclose the circumstances that caused you to recognize revenue for product shipments in the third quarter of 2005 that you expected to ship during the fourth quarter. Also, disclose how much of a positive impact these early shipments had on your third quarter revenues, and how much of an effect the early shipments may have on your fourth quarter revenues.
RESPONSE: Pursuant to, and in furtherance of, our telephone conversations with Joseph Cascarano of the Staff on October 28, 2005, the Company will revise, in its prospectus to be filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “424(b) Prospectus”), the sentence relating to the positive impact of the shipment of robots in the third quarter of 2005 that is currently set forth on pages 39 and 44 of the Registration Statement. The sentence on page 39 of the Registration Statement will be revised as follows in the 424(b) Prospectus:
“During the third quarter of 2005, our revenue from consumer products was positively impacted by the shipment, at the end of the period, of robots that we expected to ship in the beginning of the fourth quarter as a result of our customers’ delivery schedules and the capacity of their common carriers.”

The sentence on page 44 of the Registration Statement will be revised as follows in the 424(b) Prospectus:
“Our revenue for the third quarter of 2005 was positively impacted by the shipment, at the end of the period, of robots that we had expected to ship in the beginning of the fourth quarter as a result of our customers’ delivery schedules and the capacity of their common carriers.”
Liquidity and Capital Resources, page 45
3.	Your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement. Revise to provide not only a “discussion,” but also an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that will result in your liquidity increasing or decreasing in any material way. For example, in the discussion of your operating activities for the first nine months of 2005, you do not explain why accounts receivable, inventories or accounts payable increased. Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes.
RESPONSE: The Company acknowledges the Staff’s comment and will revise the first paragraph under the heading “Discussion of Cash Flows” on page 45 of the Registration Statement as set forth below (for ease of reference, new language has been intentionally emphasized below). Pursuant to our telephone conversations with Joseph Cascarano of the Staff on October 28, 2005, the revised language will be included in the 424(b) Prospectus.
     “Net cash used by our operating activities in the first nine months of 2005 was $6.8 million compared to net cash generated by operating activities of $8.9 million in 2004 and net cash used by operating activities of $11.3 million in 2003 and $3.7 million in 2002. The cash used by our operating activities in the first nine months of 2005 was primarily due to an increase in accounts receivable of $14.5 million, an increase in inventory of $6.7 million and an increase in other current assets of $1.2 million, offset by net income of $2.6 million, an increase in liabilities of approximately $11.4 million, and depreciation and amortization of deferred compensation of approximately $1.4 million and $400,000, respectively, both of which are non-cash expenses. The increase in accounts receivable, inventory and liabilities for the first nine months of 2005 are directly attributable to the 65.9% growth in revenue from the comparable period in 2004 combined with the seasonality in our consumer revenue. This seasonality leads to increased inventory and shipments to retailers in advance of the holiday selling season, as well as the resulting increases in accounts payable and accounts receivable, respectively. The cash provided by our operating activities in 2004 was primarily due to net income of approximately $200,000, an increase in total liabilities of $7.6 million, a decrease in inventory of $3.8 million, a decrease in unbilled revenue of approximately $400,000 and a decrease in other assets of approximately $400,000, which were partially offset by an increase in accounts receivable of $5.1 million. In addition, in 2004, we had $1.3 million of depreciation expense and approximately $300,000 of amortization of deferred compensation, which are non-cash expenses. The cash used by our operating activities in 2003 was primarily due to a net loss of $7.4 million, an increase in accounts receivable and unbilled revenue of approximately $8.0 million, an increase in inventory of $8.8 million and an increase in other assets of approximately $100,000, which were partially offset by an increase in total liabilities of $12.3 million. In addition, in 2003, we had approximately $700,000 of depreciation expense, which is a non-cash expense. The increase in cash flows provided by operating activities in 2004 as compared to 2003 was due primarily to the 75.0% growth in revenue from 2003. The cash used by our operating activities in 2002 was primarily due to a net loss of $10.8 million, an increase in unbilled revenue of approximately $300,000, an increase in inventory of $1.8 million and an increase in other assets of approximately $400,000, which were partially offset by an increase in total liabilities of $8.9 million. In addition, in 2002, we had approximately $500,000 of depreciation expense, which is a non-cash expense.”
If you require additional information, please telephone either Mark T. Bettencourt at (617) 570-1091 or the undersigned at (617) 570-1346.

Sincerely,
/s/ Edward A. King
Edward A. King

cc:	Glen D. Weinstein, Esq. Mark T. Bettencourt, Esq. Omar White, Esq.

4